TASEKO FILES SECOND JUDICIAL REVIEW ON NEW PROSPERITY

March 26, 2014, Vancouver, B.C. – Taseko Mines Limited (TSX:TKO; NYSE MKT:TGB) (“Taseko” or the “Company”) today applied for a second judicial review in respect to the federal government’s recent decision on its proposed New Prosperity Gold-Copper Mine Project.

Russ Hallbauer, President & CEO of Taseko stated that the New Prosperity project, and specifically Taseko’s plan to save Fish Lake, was not evaluated in a fair, open and transparent manner. “We will seek to rectify both the failed process and the decision that stemmed from it in a court of law, the only reasonable option open to us."

Taseko maintains it had a legitimate expectation that if any third-party representations were made to the federal government concerning the project after the Panel Review was complete that Taseko would be afforded an opportunity to make responses to those submissions. The Company was never given that opportunity.

Among Taseko’s claims are that government officials held inappropriate closed door meetings with opponents of the proposed mine without Taseko’s knowledge or informing the Company of the content of those meetings.

“We believe that the final government decision failed to consider critical information submitted by the Company and thus failed to fully understand our commitment and ability to protect the environment,” added Mr. Hallbauer. “We were never given a fair opportunity to correct any misrepresentations about the project, nor were we allowed to clarify any misunderstanding on our plan to save Fish Lake.”

Taseko is asking the Federal Court to set aside decisions by the CEAA, the Minister of Environment and the Governor in Council because of “a failure to observe the principles of natural justice and procedural fairness.”

For more information contact:

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors – Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President & CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

  This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward- looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.
  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected or ongoing judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.